May 29, 2008	TSX: QC AMEX/AIM: QCC

RESULTS OF ANNUAL AND SPECIAL GENERAL MEETING,
ANNUAL GRANT OF OPTIONS TO DIRECTORS AND DIRECTOR DEALING

Vancouver, British Columbia – Quest Capital Corp. (“Quest” or the “Company”) - Following the Annual and Special General Meeting of the Company held on May 27, 2008, the Company is pleased to announce that all of the resolutions presented to shareholders were passed.

In 2007, the Board of Directors passed a resolution to annually grant stock options to the non-executive directors of the Company following its annual general meeting.  The Company reports that effective May 27, 2008, the Company granted options to purchase up to 350,000 common shares to the following directors:  Frank Mayer as to 150,000 shares and Robert G. Atkinson, W. David Black, Dale Peniuk and Walter Traub as to 50,000 shares each.  The options are exercisable at the exercise price of $1.99 per common share for a term of five years expiring on May 27, 2013 and vest equally over the next twelve quarters.

The Company also reports that on May 27, 2008, Stephen Coffey advised that on May 23, 2008 he purchased 10,000 common shares of the Company at the price of $2.00 per share; on May 29, 2008, Frank Mayer advised that on May 27, 2008 he purchased 40,000 common shares of the Company at the price of $2.00 per share; and on May 29, 2008, Dale Peniuk advised that on May 29, 2008 he purchased 10,000 common shares of the Company at $2.00 per share.  After giving effect to the puchase of these shares, Stephen Coffey and Dale Peniuk hold 10,000 shares each of the Company or approximately 0.006% of the issued and oustanding share capital of the Company and Frank Mayer holds 40,000 shares of the Company or approximately 0.027% of the issued and outstanding share capital of the Company.

About Quest

Quest’s expertise is in providing financing for the real estate sector with emphasis on residentially oriented mortgages primarily in Western Canada.

For more information about Quest, please visit our website (www.questcapcorp.com) or SEDAR (www.sedar.com) or contact:

Contact in Canada	Contacts in London
A. Murray Sinclair, Co-Chairman (P): (604) 68-QUEST (604) 687-8378 Toll free: (800) 318-3094	AIM NOMAD: Canaccord Adams Limited Ryan Gaffney or Robert Finlay: 011.44.20.7050.6500
Stephen Coffey, President & CEO (P): (416) 367-8383 (F): (416) 367-4624

QUEST CAPITAL CORP.
Vancouver:  Suite 1028, 550 Burrard Street, Box 61, Vancouver, BC, Canada V6C 2B5 • Tel:  604-687-8378 • Toll Free:  800-318-3094 • Fax: 604-682-3941
Toronto:  77King Street West, PO Box 157, Suite 3110, Royal Trust Tower, Toronto-Dominion Centre, Toronto, ON, Canada M5K 1H1 • Tel:  416-367-8383 • Fax: 416-367-4624
Calgary:  200 Barclay Parade Southwest, Suite 227, Calgary, AL T2P 4R5  • Tel: 403 264-9672 • Fax: 403 269-3614